UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued July 31, 2015

Milan (Italy), July 31, 2015 — Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed today by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of July 2015 in order to enhance the market liquidity of Luxottica Group’s ordinary shares.  These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement  section, and on the authorized central storage platform eMarket Storage at  www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
July 1, 2015	MTA	Purchase	11,000	Euro	60.38	25
July 1, 2015	MTA	Sale	7,500	Euro	60.83	24
July 2, 2015	MTA	Purchase	9,000	Euro	60,06	41
July 2, 2015	MTA	Sale	3,656	Euro	60,50	15
July 3, 2015	MTA	Purchase	11,421	Euro	59.83	32
July 3, 2015	MTA	Sale	8,845	Euro	60.18	20
July 6, 2015	MTA	Purchase	26,579	Euro	58.90	86
July 6, 2015	MTA	Sale	10,003	Euro	59.26	34
July 7, 2015	MTA	Purchase	27,000	Euro	58.13	72
July 7, 2015	MTA	Sale	13,084	Euro	58.86	39
July 8, 2015	MTA	Purchase	8,540	Euro	57.22	19
July 8, 2015	MTA	Sale	20,000	Euro	57.78	59
July 9, 2015	MTA	Sale	24,913	Euro	59.59	71
July 10, 2015	MTA	Purchase	1,520	Euro	60.43	6
July 10, 2015	MTA	Sale	25,517	Euro	61.25	58
July 13, 2015	MTA	Purchase	6,000	Euro	62.32	19
July 13, 2015	MTA	Sale	15,000	Euro	62.51	46
July 14, 2015	MTA	Purchase	12,000	Euro	61.88	38
July 14, 2015	MTA	Sale	4,807	Euro	62.09	13
July 15, 2015	MTA	Purchase	1,327	Euro	62.05	7
July 15, 2015	MTA	Sale	17,292	Euro	63.09	64
July 16, 2015	MTA	Sale	11,901	Euro	64.55	42
July 17, 2015	MTA	Purchase	4,540	Euro	64.93	17
July 17, 2015	MTA	Sale	7,000	Euro	65.34	17
July 20, 2015	MTA	Sale	7,037	Euro	65.91	31
July 21, 2015	MTA	Purchase	7,500	Euro	65.66	12
July 22, 2015	MTA	Purchase	709	Euro	65.25	5
July 23, 2015	MTA	Purchase	2,000	Euro	65.88	6

July 23, 2015	MTA	Sale	2,000	Euro	66.00	8
July 24, 2015	MTA	Purchase	3,291	Euro	65.46	8
July 27, 2015	MTA	Purchase	16,145	Euro	64.59	74
July 27, 2015	MTA	Sale	3,000	Euro	65.26	7
July 28, 2015	MTA	Purchase	1,435	Euro	65.10	4
July 28, 2015	MTA	Sale	6,080	Euro	65.55	23
July 29, 2015	MTA	Sale	3,065	Euro	66.31	11
July 30, 2015	MTA	Purchase	1,000	Euro	66.00	2
July 31, 2015	MTA	Purchase	3,000	Euro	65.72	6

July 2015 Summary

Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	154,007	479

Sales	190,700	582

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: July 31, 2015		MICHAEL A. BOXER
Group General Counsel